UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-36581

Vascular Biogenics Ltd.

(Translation of registrant’s name into English)

8 HaSatat St

Modi’in

Israel 7178106

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 15, 2021, Vascular Biogenics Ltd (“VBL”) issued a press release announcing financial results for the third quarter and nine months ended September 30, 2021, which press release is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K. Also filed as Exhibits 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K are VBL’s unaudited condensed consolidated interim financial statements as of September 30, 2021 and for the three and nine months ended September 30, 2021 and 2020 and a discussion of its operating and financial review and prospects for the third quarter and first nine months ended September 30, 2021.

Exhibits 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into VBL’s registration statements on Form F-3 (File No. 333-251821 and 333-238834), filed with the Securities and Exchange Commission (the “SEC”) on December 30, 2020 and April 19, 2021, respectively, to the extent not superseded by information subsequently filed or furnished (to the extent VBL expressly states that it incorporates such furnished information by reference) by VBL under the Securities Act of 1933, as amended (the “Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

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Exhibits

Exhibit No.	Description
99.1*	Press Release, dated November 15, 2021
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2021 and for the Three and Nine Months ended September 30, 2021 and 2020
99.3	Operating and Financial Review and Prospects
101.INS XBRL	Instance Document
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

 * Furnished not filed

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VASCULAR BIOGENICS LTD.

Date: November 15, 2021	By:	/s/ Dror Harats
	Name:	Dror Harats
	Title:	Chief Executive Officer

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